August 6, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

       Re: Beta FinTech Holdings Ltd
           Amended Form F-1 filed July 18, 2025
           File No. 333-287759
Dear Xianxin Xiang :

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Form F-1 filed July 18, 2025
Underwriting Services for U.S. dollar-denominated Municipal Bonds of PRC Companies, page 94

1. Please refer to comment 3 from our letter dated June 24, 2025. We note the discussion of due diligence provided by third-party professional institutions in Mainland China, including PRC counsels for due diligence, auditing firms and translation agencies.
       However, we also note the statements on the cover page and elsewhere that (1) none
       of the PRC laws and regulations apply to the Group   s business,
"regardless of whether
       directly or indirectly via counterparties or other third parties," and
(2) the Group does
       not have any material operations in Mainland China. In light of the indirect due diligence and other operations in Mainland China through third parties, please revise to reconcile with the statements that PRC laws and regulations do not indirectly apply.
       Please include approximate, quantitative disclosure regarding the operations using third-parties to conduct due diligence and other activities in Mainland China. We also note that you are relying on PRC counsel, AllBright Law Offices. However, it does
 August 6, 2025
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       not appear as if the operations using third-parties in Mainland China are covered in their Opinion filed as Exhibit 99.2. Please revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697
if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance